CORRESP.
December 18, 2024
VIA EDGAR

Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Marc Thomas

        Re:    Home Bancorp, Inc. (the “Company”)
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Form 8-K filed October 17, 2024
            File No. 001-34190

Dear Mr. Thomas,

This letter is in response to your comment letter, dated December 6, 2024 (“Comment Letter”), regarding the Form 8-K filed on October 17, 2024, of Home Bancorp, Inc. (the “Company”). For ease of reference, the comment from the Comment Letter is reproduced below in bold-face type and our response thereto follows.

Form 8-K filed October 17, 2024

Exhibit 99.2, page 29

1.We note that your presentation of Non-GAAP tangible shareholders’ equity AOCI adjusted and Non-GAAP tangible book value per share AOCI adjusted represent individually tailored accounting measures given that the adjustment to exclude accumulated other comprehensive loss, net has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of these non-GAAP measures from future filings. Refer to Question 100.04 of the Division of Corporations Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.
In future filings, the Company will not include the Non-GAAP tangible shareholders’ equity AOCI adjusted and Non-GAAP tangible book value per share AOCI adjusted.
Closing Comments:

In providing this response, the Company acknowledges that:

•the Company and management are responsible for the adequacy and accuracy of their disclosures, not withstanding any review, comments, actions or absence of action by the staff;

December 18, 2024

•staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

In the event you have any additional comments or questions on this matter, please do not hesitate to contact the undersigned at (337) 237-1960.

Very truly yours,

/s/ David T. Kirkley

David T. Kirkley
Senior Executive Vice President and Chief Financial Officer